One Franklin Parkway San Mateo, CA 94403-1906 tel 800.632.2350 franklintempleton.com

March 15, 2023

VIA EDGAR

Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-8626

Subject:  Franklin Templeton Funds (the “Funds”) (as listed on the attached Appendix)

Dear Ms. Fettig:

On behalf of the Funds, the following are the responses to the U.S. Securities and Exchange Commission (“SEC”) Staff’s comments conveyed telephonically on December 7, 2022 regarding various filings made by the Funds with the SEC on Forms N-CEN, N-CSR and N-17f-2, as well as corresponding disclosures made in their prospectuses filed as part of their registration statements.  References made to a Fund number, or to a Fund’s shareholder report on Form N-CSR or annual report on Form N-CEN, refer to the Funds and relevant reporting periods reviewed by the Staff as listed on the Appendix, unless otherwise specified.  Each comment is summarized below, followed by the applicable Funds’ response to the comment.

1.                  Comment:  With respect to the shareholder reports of Fund 2 (Franklin Floating Rate Income Fund) and Fund 3 (Franklin Floating Rate Master Series) filed on Form N-CSR, certain disclosure requirements of Item 27(b)(7)(ii)(B) of Form N-1A do not appear to be met. The registrant must include a statement accompanying the Fund performance graph and table to the effect that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares.

Response:  In future shareholder reports, Funds 2 and 3 will address the aforementioned disclosure requirements of Item 27(b)(7)(ii)(B) of Form N-1A.

2.                  Comment:  With respect to the shareholder report of Funds 4 to 6 (each series of Franklin Fund Allocator Series listed on the Appendix) filed on Form N-CSR, the footnote accompanying the Fund performance disclosure required by Item 27(b)(7)(ii)(B) of Form N-1A describing an expense reduction and fee waiver for such Funds does not appear to be consistent with the waiver and expense reimbursement disclosure included in Item 3.e. of the Notes to Financial Statements.

Response:  In future shareholder reports, the Registrant will include in the footnote accompanying the performance information in the shareholder reports the more fulsome explanation of the fee waiver and expense reimbursement arrangements for the Funds that are currently included in the Notes to the Financial Statements.

Ms. Fettig March 15, 2023

3.                  Comment:  With respect to the shareholder report of Fund 7 (Franklin Templeton SMACS: Series CH) filed on Form N-CSR, the disclosure requirements of Item 27(b)(7)(ii), Instruction 7 (Change in Index) of Form N-1A do not appear to be met.

Response:  We note that future shareholder reports of the Funds will include the Change in Index disclosure, as applicable.

4.                  Comment:  With respect to Funds 7 to 10 (each series of Franklin Strategic Series listed on the Appendix), the Staff notes that such Funds made disclosures in their prospectuses filed as part of their registration statements on Form N-1A to the effect that each Fund is part of a wrap fee program or other program advised or sub-advised by the investment manager or its affiliates (a “wrap program”), clients of which often pay a single aggregate fee to the program sponsor, and that performance information provided for each Fund does not include the fees and expenses (including investment management fees) paid in the wrap programs. Please consider including similar disclosure in the corresponding shareholder reports in connection with Financial Highlights Information and Fund performance disclosures.

Response:  We acknowledge the Staff’s comment and the identified Funds will consider including additional wrap program disclosure in their respective shareholder reports in the future.

5.                  Comment:  In the Schedule of Investments in the Fund 1 (ClearBridge Focus Value ESG ETF) and Fund 11 (Royce Quant Small-Cap Quality Value ETF) annual reports on Form N-CSR, please disclose the yield of each reported money market fund as part of the title of such investment.

Response:  The identified Funds advise the Staff that it will include the requested disclosure in future shareholder reports filed on Form N-CSR.

6.                  Comment:  With respect to the shareholder reports of Funds 4 to 6 filed on Form N-CSR, please confirm that any categories of “other expense” items on the Statement of Operations that exceed five percent of total expenses have been separately identified in accordance with Article 6-07.2(b) of Regulation S-X.

Response:  We note that “other expenses” include the categories miscellaneous expenses, tax fees, exchange fees and filing fees, none of which exceed 5% of total expenses, and thus the identified Funds complied with the Regulation S-X requirement.

7.                  Comment:  With respect to Funds 2 and 3, the Staff notes that such Funds have significant investments in bank loans; if such Funds receive fees such as consent fees, upfront origination fees or amendment fee income, please discuss such amounts separately along with the accounting policy to recognize such income in the Notes to Financial Statements.

Ms. Fettig March 15, 2023

Response:  With respect to Funds with significant investments in bank loans; such Funds will consider adding the requested disclosure in future reports when bank loan related fee income is material.

8.                  Comment:  With respect to Funds 5 and 6, in the Notes to Financial Statements, please disclose the accounting policy for foreign withholding tax and deferred capital gains tax.

Response:  We note that Funds 5 and 6 disclosed the accounting policy for foreign withholding tax and deferred capital gains tax in Note 1.c. in the Notes to Financial Statements.

9.                  Comment:  With respect to the shareholder report of Fund 2 filed on Form N-CSR, the Staff notes that Item 3.f. of the Notes to Financial Statements discloses transactions with affiliated funds. Please confirm whether such transactions were effected in reliance on Rule 17a-7 under the Investment Company Act of 1940, as amended (the “1940 Act”), and—if so—whether the Fund’s response to Item C.7.e. on Form N-CEN should be amended.

Response:  Fund 2 confirms that the aforementioned transactions were not effected in reliance on Rule 17a-7.

10.              Comment:  With respect to Fund 5, the Staff notes that the Fund determined that certain Russian securities held by the Fund had value at the prior period end but had no value at the end of the current reporting period. Please consider and discuss whether additional Level 3 disclosures may be required, such as detailed Level 3 reconciliations or a chart of significant unobservable inputs.

Response:  We note that the requirements of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 relating to Level 3 disclosures were included in Note 7 and Note 9 of the Financial Statements, if material. Any relevant information regarding the valuation of these Russian securities (including any inputs and assumptions) was disclosed in narrative format in Note 7. Such Russian securities were classified as Level 1 in the ASC 820 fair value hierarchy at the prior period end.

11.              Comment:  In future filings, please disclose that Funds 1 and 11 follow the accounting and reporting requirements applicable to investment companies under FASB ASC 946.

Response:  The identified Funds advise the Staff that it will include the requested disclosure in future filings.

Ms. Fettig March 15, 2023

12.              Comment:  With respect to Funds 1 and 11, the “Fund share transactions” item in the Notes to Financial Statements states that authorized participants are subject to standard creation and redemption transaction fees to offset transfer and other transaction costs associated with the issuance and redemption of creation units. Please explain whether any of these fees are retained by such Funds; if so, discuss the accounting policy for such fees.

Response:  The identified Funds advise the Staff that the transaction fees are retained in the Fund and we will include the requested disclosure in future filings.

13.              Comment:  With respect to the “statement regarding liquidity risk management program” for Funds 1 and 11 in the corresponding shareholder reports filed on Form N-CSR, please consider referencing the review conducted by the Funds’ board of trustees.

Response:  The identified Funds advise the Staff that they will include the requested disclosure in future shareholder report filings.

14.              Comment:  With respect to Funds 1 and 11, the Staff notes that Form N-CSR has recently been updated; please ensure that future filings include responses for Items 4(i) and (j).

Response:  Funds 1 and 11 confirm that future Form N-CSR filings relating to such Funds will include the requested responses.

15.              Comment:  With respect to Funds 1 and 11, the Staff notes that Item 4(e)(2) of Form N-CSR requests disclosure of the percentage of referenced services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X (i.e., services for which the pre-approval requirement may be waived), rather than the percentage of such services that were pre-approved by the audit committee, as was disclosed on Form N-CSR.  Please update the disclosure for this item in future filings.

Response:  Funds 1 and 11 confirm that future Form N-CSR filings relating to such Funds will report the percentage of applicable services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

16.              Comment:  With respect to Funds 1 and 11, Item 11(b) of Form N-CSR, as filed, makes reference to “the second fiscal quarter of the period covered by [the] report.”  The Staff notes that the text of Form N-CSR has been changed to refer to “the period covered by [the] report.”  Please update this reference in future filings.

Response:  Funds 1 and 11 confirm that future Form N-CSR filings relating to such Funds will make reference to the period covered by the report.

Ms. Fettig March 15, 2023

17.              Comment:  Item 4(d) of the certifications required by Item 13(a)(2) of Form N-CSR requests a statement with respect to “the period covered by [the] report.” The certificates filed as exhibits to Form N-CSR refer to “the second fiscal quarter of the period covered by [the] report.”  Please update the reference in the certifications filed as exhibits to future filings. In addition, please amend the Form N-CSR filings to include the updated language and to update the date of such certifications to a current date. This comment applies to all of the Funds.

Response:  The Funds advise the Staff that (i) certifications filed as exhibits to future filings relating to the Funds will include the updated language and (ii) the Funds will file amendments to the identified Form N-CSR filings relating to the Funds for the purpose of filing as exhibits certifications that reflect the updated language noted by the Staff.

18.              Comment:  With respect to the registrant Franklin Fund Allocator Series, please review EDGAR series and class information and update for any inactive funds; the Staff notes that certain series of the registrant (e.g., the Franklin Payout 2021 Fund and the Franklin Payout 2022 Fund) were liquidated.

Response:  The registrant confirms that it will update all EDGAR series and class information to address inactive funds.

19.              Comment:  With respect to Funds 7 to 10, the Staff notes that the registrant’s filing on Form N-CEN indicates in Item C.12 that an entity provided self-custody services to such Funds during the reporting period. The Staff notes its expectation that the corresponding Form N-17f-2 filing would address Funds 7 to 10, but the filing appears to only cover Funds 8 and 10. Please discuss whether Funds 7 and 9 are subject to the reporting requirements of Rule 17f-2 under the 1940 Act (and should make a Form N-17f-2 filing) and/or whether Item C.12 of the Form N-CEN filing should be amended.

Response:  We note that the response to Item C.12 of Form N-CEN inadvertently included an entity providing self-custody services to Funds 7 and 9 during the reporting period. An amended Form N-CEN will be filed to remove this entity as custodian for Funds 7 and 9.

20.              Comment:  With respect to Fund 3, the Staff notes that Item C.3.f. of Form N-CEN indicates that the Fund is identified as a master-feeder fund (i.e., a master fund as part of a master-feeder arrangement). Please explain why Item C.3.f.i. was not completed and consider disclosing in the Notes to Financial Statements that the Fund is a master fund as part of a master-feeder arrangement.

Response:  We note that Item C.3.f.i. was inadvertently omitted and that an amended Form N-CEN will be filed to provide the requisite information. Fund 3 also will consider disclosing in the Notes to Financial Statements that the Fund is a master fund.

Ms. Fettig March 15, 2023

21.              Comment:  The Staff notes that Fund 3 was included in a Form N-17f-2 filing; please explain why self-custody information was not provided in response to Item C.12 of Form N-CEN.

Response:  We note that Fund 3 will include self-custody information in response to Item C.12 in future Form N-CEN filings, as applicable.

22.              Comment:  With respect to Funds 2 and 3, please explain why Item C.21 (swing pricing) was not addressed on Form N-CEN.

Response:  We note that Item C.21 was inadvertently omitted and would be addressed in future filings. Funds 2 and 3 confirm that they did not engage in swing pricing during the reporting period.

23.              Comment:  With respect to Fund 1, please explain why Item B.10 on Form N-CEN was marked “Yes” (i.e., matters submitted by the registrant for its security holders’ vote during the reporting period); the Staff notes that Fund 1 did not appear to have shareholder votes during the period.

Response:  We note that Item B.10 was marked “Yes” for Fund 1 as matters were submitted by the registrant to affiliated entities that held shares of the Fund representing a majority of the voting power of the Fund (the “majority shareholders”). The majority shareholders approved such matters and the remaining shareholders received an information statement notifying them of the changes.

24.              Comment:  With respect to Funds 1 and 11, please explain why Item C.9 of Form N-CEN did not identify Western Asset Management Company, LLC (“Western”) as a sub-adviser to the Funds.

Response:  We note that Western was not identified as a sub-adviser for the reporting period because it was not managing any of the Fund’s assets.

25.              Comment:  With respect to Funds 1 and 11, please explain why Item E.5 (In-Kind ETF) was not answered “Yes”; the Staff notes that the “statement regarding liquidity risk management program” (“LRM statement”) in the respective shareholder reports indicates that each Fund is considered an In-Kind ETF as defined in Rule 22e-4 under the 1940 Act (“In-Kind ETF”).

Response:  We note that Funds 1 and 11 are not designated as In-Kind ETFs thus Item E.5 was not answered “Yes,” but the LRM statement inadvertently referred to each such Fund as an In-Kind ETF. Such Funds confirm that the LRM statement will be corrected for future periods and has already been corrected in the semi-annual report to shareholders for the period ended September 30, 2022.

Ms. Fettig March 15, 2023

26.              Comment:  With respect to Funds 4 to 6, the Staff notes that the Funds’ disclosures made in their prospectuses filed as part of their registration statements (under For More Information) indicate that the current annual and semi-annual reports for such Funds can be viewed online at franklintempleton.com. The Staff was not able to locate such shareholder reports on that website.

Response:  Funds 4 to 6 are “internal use” funds, which means that the Funds’ shares are available for purchase exclusively by Franklin Templeton funds and other pooled investment vehicles that are managed by Franklin Advisers, Inc. or its affiliates.  Due to their limited distribution, the Funds do not use (or file) summary prospectuses pursuant to Rule 498 under the Securities Act of 1933 (the “1933 Act”), so the Funds are not required to post their shareholder reports on a website pursuant to Rule 498(e)(1).  References to Franklin Templeton’s website were inadvertently included in the Funds’ prospectus.  The Registrant will file a supplement to the Funds’ prospectus to remove the references to shareholder reports being available on Franklin Templeton’s website and include disclosure stating why the Funds do not make their shareholder reports and statement of additional information available on a website pursuant to Item 1(b)(1) of Form N-1A.

27.              Comment:  With respect to Funds 7 to 10, the Staff was not able to locate the annual and semi-annual reports for such Funds online at franklintempleton.com.

Response:  We confirm that the annual and semi-annual reports for the identified Funds will be made available online at franklintempleton.com.

28.              Comment:  The Staff notes that Fund 2 is identified in its prospectus as “non-diversified,” but appears to be operating as a diversified fund. If the Fund has operated as diversified for a continuous three-year period, please confirm in correspondence that the Fund will receive shareholder approval prior to changing its status back to a non-diversified fund.

Response:  We confirm that Fund 2 has not operated as diversified for a continuous three-year period, but has operated as non-diversified from time-to-time over the period. Pursuant to the Allied Capital SEC No-Action Letter (pub. avail. Jan. 3, 1989), if the Fund were to operate in a diversified manner continuously for a three-year period, we confirm that the Fund would seek shareholder approval prior to changing its operating status back to non-diversified.

29.              Comment:  The Staff notes that Fund 10 (Franklin Templeton SMACS: Series I) discloses in its prospectus that it regularly uses a variety of derivatives but does not appear to have utilized derivatives since inception. Please consider whether such disclosure should be modified.

Response:  Fund 10 does intend to regularly use a variety of derivatives, as described in the prospectus, but has not been able to fully utilize the derivatives strategies available to it due to its small size (the Fund commenced operation on June 3, 2019, but its assets did not grow as fast as anticipated and hovered around $3 million until 2022, at which point the Fund’s assets rose to approximately $20 million as of the fiscal year ending August 31, 2022).  The Fund believes that as its assets grow the derivatives described in the prospectus will be regularly used.  Consequently, the Fund does not intend on modifying its prospectus derivatives disclosure.

Ms. Fettig March 15, 2023

We believe that we have responded fully to each of the Staff comments as set forth above.  However, should you have any further questions or require any further information, please do not hesitate to contact the undersigned at 916-463-1135, or, in his absence, Chris Kings at 916-463-1966.

Very truly yours,

/s/ Matthew T. Hinkle

Matthew T. Hinkle

Senior Vice President,

Fund Administration & Oversight

Franklin Templeton

On behalf of the Funds listed in the attached Appendix

APPENDIX

Funds and Reports Reviewed by SEC Staff

Fund #	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
1	811-23487	ActiveShares ETF Trust[1]	S000067572	ClearBridge Focus Value ESG ETF	3/31/2022
2	811-09869	Franklin Floating Rate Master Trust	S000052547	Franklin Floating Rate Income Fund	7/31/2022
3	811-09869	Franklin Floating Rate Master Trust	S000007441	Franklin Floating Rate Master Series	7/31/2022
4	811-07851	Franklin Fund Allocator Series	S000066093	Franklin U.S. Core Equity (IU) Fund	7/31/2022
5	811-07851	Franklin Fund Allocator Series	S000066091	Franklin Emerging Market Core Equity (IU) Fund	7/31/2022
6	811-07851	Franklin Fund Allocator Series	S000066092	Franklin International Core Equity (IU) Fund	7/31/2022
7	811-06243	Franklin Strategic Series	S000065648	Franklin Templeton SMACS: Series CH	8/31/2021
8	811-06243	Franklin Strategic Series	S000065649	Franklin Templeton SMACS: Series E	8/31/2021
9	811-06243	Franklin Strategic Series	S000065650	Franklin Templeton SMACS: Series H	8/31/2021
10	811-06243	Franklin Strategic Series	S000065651	Franklin Templeton SMACS: Series I	8/31/2021
11	811-23096	Legg Mason ETF Investment Trust	S000058077	Royce Quant Small-Cap Quality Value ETF	3/31/2022

Appendix	1

1 Renamed Legg Mason ETF Investment Trust II, effective December 16, 2022.